FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 23, 2002

Commission File Number: 333-13094

AES DRAX ENERGY LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England
____________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

AES DRAX ENERGY LIMITED

INDEX

Item
  1.    Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2002	AES DRAX ENERGY LIMITED By: /s/ John Turner Name: John Turner Title: Director

ITEM 1.

Recent Developments

     As previously disclosed in the filing on Form 6-K made by AES Drax Energy on November 19, 2002, the termination of AES Drax Power Limited’s hedging contract with TXU Energy Trading Limited (the “Hedging Contract”), absent ratings affirmations, constituted an immediate event of default under the AES Drax Energy high yield notes. Although AES Drax Energy has been in discussions with the rating agencies regarding the possible issuance of a confirmation that the rating of the high yield notes will not be lowered as a result of such termination, AES Drax Energy was unable to obtain a ratings affirmation from each of the rating agencies. As a result, AES Drax Energy delivered a notice to the trustee for the high yield notes, advising the trustee that there is an event of default under the high yield notes due to the termination of the Hedging Contract. Although the high yield noteholders may be able to accelerate payment of the Notes immediately, pursuant to intercreditor arrangements the high yield noteholders have no enforcement rights until 179 days following delivery of certain required notices under the intercreditor arrangements.